12010570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
11 REGISTRATIONS BRANCH

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Artio Global Institutional Services LLC

OFFICIAL USE ONLY
8-68656
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
330 Madison Avenue
New York, New York 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ted Chambers (212) 297-3918

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
345 Park Avenue
New York, New York 10154

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as a basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Ted Chambers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Artio Global Institutional Services LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of New York
County of New York
Sworn to before me this
27 day of February 2012

Chief Financial Officer

Notary Public

LISA MIRABELLA
Notary Public, State of New York
No. 01MI6142824
Qualified in New York County
Commission Expires March 20, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# ARTIO GLOBAL INSTITUTIONAL SERVICES LLC
## (A WHOLLY OWNED SUBISIDIARY OF ARTIO GLOBAL HOLDINGS LLC)
## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
## DECEMBER 31, 2011

**(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND SUPPLEMENTARY REPORT FILED IN ACCORDANCE WITH RULE 17a-5)**

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

To the Member of
Artio Global Institutional Services LLC

We have audited the accompanying statement of financial condition of Artio Global Institutional Services LLC as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Artio Global Institutional Services LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 27, 2012

**ARTIO GLOBAL INSTITUTIONAL SERVICES LLC**
**(A WHOLLY OWNED SUBSDIARY OF ARTIO GLOBAL HOLDINGS LLC)**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2011**

| | |
|---|---|
| **ASSETS** | |
| Cash | $562,620 |
| Due from affiliate | 531 |
| Other assets | 42,982 |
| Total assets | $606,133 |
| | |
| **LIABILITIES AND EQUITY** | |
| Accrued expenses and other liabilities | $ 40,000 |
| Due to affiliate | 6,187 |
| Total liabilities | 46,187 |
| | |
| Member's equity | 559,946 |
| Total liabilities and member's equity | $606,133 |

See accompanying notes to financial statements.

**ARTIO GLOBAL INSTITUTIONAL SERVICES LLC**
**(A WHOLLY OWNED SUBSDIARY OF ARTIO GLOBAL HOLDINGS LLC)**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2011**

| | |
|---|---|
| Revenues: | |
| Placement fees | $2,754,595 |
| Total revenues | 2,754,595 |
| | |
| Expenses: | |
| Employee compensation and benefits | 1,877,569 |
| Allocation of overhead costs from affiliate | 397,879 |
| Professional fees | 47,302 |
| Regulatory fees | 39,045 |
| Other | 27,249 |
| Total expenses | 2,389,044 |
| Income before income taxes | 365,551 |
| Allocation of consolidated income taxes | 11,552 |
| Net income | $ 353,999 |

See accompanying notes to financial statements.

# ARTIO GLOBAL INSTITUTIONAL SERVICES LLC
# (A WHOLLY OWNED SUBSDIARY OF ARTIO GLOBAL HOLDINGS LLC)
# STATEMENT OF CHANGES IN MEMBER'S EQUITY
# FOR THE YEAR ENDED DECEMBER 31, 2011

| | Member's Equity |
|---|---|
| Balance as of January 1, 2011 | $205,947 |
| Net income | 353,999 |
| Balance as of December 31, 2011 | $559,946 |

See accompanying notes to financial statements.

**ARTIO GLOBAL INSTITUTIONAL SERVICES LLC**
**(A WHOLLY OWNED SUBSDIARY OF ARTIO GLOBAL HOLDINGS LLC)**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2011**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $353,999 |
| Changes in assets and liabilities: | |
| Due from affiliate | (531) |
| Due to affiliate | 6,187 |
| Other assets | (42,982) |
| Other liabilities | 40,000 |
| Net cash provided by operating activities | 356,673 |
| Net increase in cash and cash equivalents | 356,673 |
| Cash: | |
| Beginning of period | 205,947 |
| End of period | $562,620 |

See accompanying notes to financial statements.

**ARTIO GLOBAL INSTITUTIONAL SERVICES LLC**
**(A WHOLLY OWNED SUBSIDIARY OF ARTIO GLOBAL HOLDINGS LLC)**
**NOTES TO FINANCIAL STATEMENTS**

## Note 1. Organization and Description of Business

Artio Global Institutional Services LLC ("AGIS" or "the Company"), a wholly owned subsidiary of Artio Global Holdings LLC ("Holdings"), was licensed as a limited-purpose broker-dealer in April 2011. AGIS is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). AGIS provides distribution services for unregistered investment products managed by Artio Global Management LLC ("Investment Adviser"), a related party. AGIS does not trade in or execute transactions in securities, nor does it receive or custody customer funds or securities.

## Note 2. Summary of Significant Accounting Principles

*Basis of Preparation*

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities (including contingent liabilities), revenues and expenses at the date of the financial statements. Actual results could differ from those estimates and may have a material effect on the financial statements.

As part of the preparation of the financial statements, we performed an evaluation of subsequent events occurring after the Statement of Financial Condition date of December 31, 2011, through February 27, 2012, the date the financial statements were available to be issued.

*Accrued expenses and other liabilities*

AGIS accrues for expenses billed directly to the Company.

*Placement Fees*

Placement fees are recognized as earned.

*Allocation of Consolidated Income Taxes*

AGIS is a limited liability company that is treated as a disregarded entity for U.S. tax purposes and as such is not subject to Federal or state income taxes. Income taxes are the responsibility of its member (Holdings).

AGIS is allocated a portion of Holdings' taxes computed on a separate-company basis. The allocation of both current and deferred income taxes is settled currently.

*Contingencies*

AGIS accrues for estimated costs, including, if applicable, legal costs, when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments.

**Note 3. Related Party Activities**

Under the terms of a service agreement, AGIS provides distribution services to Investment Adviser for certain unregistered investment vehicles. AGIS charges Investment Adviser a placement fee based on the fair value of the assets under management in these vehicles. Revenues related to these services are reflected as *Placement fees* in the Statement of Income.

Certain sales staff who market these vehicles earn income under incentive compensation agreements. AGIS bears the cost of such incentive compensation where it relates to the unregistered investment vehicles distributed through AGIS.

Investment Adviser charges AGIS an allocation of certain overhead costs, based on usage and the terms of the service agreement between the two companies, and staff expenses.

**Note 4. Net Capital Requirements**

AGIS is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, AGIS had net capital of $516,433, which was $511,433 in excess of required net capital of $5,000.

**Note 5. Reconciliation with Forms X-17A-5**

AGIS was registered as a broker-dealer in April 2011. These financial statements accordingly include expenses incurred prior to AGIS's registration and not reported in any of AGIS's Forms X-17A-5 filed with FINRA. The following reconciles net income with income reported in AGIS's Forms X-17A-5.

| | |
|---|---|
| Net income | $353,999 |
| Add: expenses incurred prior to registration as a broker-dealer | 5,902 |
| Income reported in Forms X-17A-5 | $359,901 |

# SCHEDULE I
# ARTIO GLOBAL INSTITUTIONAL SERVICES LLC
## (A WHOLLY OWNED SUBSIDIARY OF ARTIO GLOBAL HOLDINGS LLC)
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2011 |
|---|---|
| **Total aggregate indebtedness** | $ 46,187 |
| Net capital | |
| Member's equity from statement of financial condition | $559,946 |
| **Total capital** | 559,946 |
| Deductions: | |
| Nonallowable assets: | |
| Due from parent | 531 |
| Other assets | 42,982 |
| **Total nonallowable assets** | 43,513 |
| Other deductions and/or charges | — |
| **Net capital** | $516,433 |
| Computation of basic net capital requirement | |
| Minimum net capital required | $ 3,079 |
| Minimum dollar net capital requirement of reporting broker dealer | $ 5,000 |
| Net capital required | $ 5,000 |
| Excess net capital | $511,433 |
| Ratio of aggregate indebtedness to net capital | 0.09:1 |

No material differences exist between the above computation and the computation included in the Company's unaudited December 31, 2011, amended FOCUS report.

**SCHEDULE II**
**ARTIO GLOBAL INSTITUTIONAL SERVICES LLC**
**(A WHOLLY OWNED SUBSIDIARY OF ARTIO GLOBAL HOLDINGS LLC)**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

Artio Global Institutional Services LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that its activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

# Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Member of
Artio Global Institutional Services LLC:

In planning and performing our audit of the financial statements of Artio Global Institutional Services LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102



**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

To the Member of
Artio Global Institutional Services LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by The Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and , solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting a difference in item 2a (Total Revenue) which was understated by $5,000. This resulted in a $13 understatement of the general assessment on Form SIPC-7 filed on January 20, 2012.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, Form SIPC-6, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and recalculated the formulas in the SIPC -7 reconciliation noting no differences; and

5. Noted no overpayments applied to the current assessment on Form SIPC-7;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012